UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 23, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the First Quarter 2018 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

Net profit +19% YoY to 1.5bn

CHF / USD

Reported PBT 1Q18 vs. 1Q17
+17% / +24%
2.0
+20%
1.1
+0%
0.4
+3%
0.1
+23%
0.6
(18)m
(0.3)
UBS
GWM
P&C
AM
IB
CC

Strong performance

- Reported PBT 1,973m, +17% YoY
- Adjusted PBT 1,876m, (3)% YoY
- Net profit 1,514m, +19% YoY

Strong capital position

- CET1 capital ratio 13.1%
- CET1 leverage ratio 3.76%
- Total loss absorbing capacity 79bn

Strong returns

- Adjusted RoTE excl. DTAs[1] 17.8%
- Diluted EPS 0.39

UBS

Numbers in CHFbn unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 14 of the 1Q18 report for more information

2

Very strong underlying operating performance

CHF / USD
+20% / +27%
+6%
435
(123)
(101)
116
225
(269)
1,690
1,973
+2%
1Q17 PBT
Operating income excl. CC-GALM
Adjusted operating expenses excl. technology costs
Adjusted technology costs
Restructuring costs[1]
Pension fund credit[1]
CC-GALM operating income
1Q18 PBT

Numbers in CHFm unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Adjustment items for this quarter; the credit related to UBS's Swiss pension fund had no impact on CET1 capital

3

1Q18 highlights and strategic priorities

Demonstrating the strength of our diversified business

CHF / USD

Continued strong momentum across our businesses

- GWM: Capturing growth with PBT +7% / +14% YoY; record PBT in the Americas[3] and in APAC
- P&C: Further growth in transaction and recurring net fee income, strong NNBV[1] growth
- AM: 31bn net new money, highest invested assets for a decade
- IB: PBT +13% / +20% YoY; very strong performance in ICS – Equities and in CCS; 25% annualized RoAE[2]
- CC: Combination of market factors negatively affected Group ALM results

Delivering on our commitments

- Continued focus on efficiency and effectiveness while investing in technology
- Established share buy-back program
- Delivering on our financial targets through the cycle

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Net new business volume for personal banking; 2 Return on attributed equity; 3 In USD

4

Global WM – Unique strategic growth drivers

Double-digit USD PBT growth in the Americas, APAC and Global UHNW

USD

Americas
+19%
337
400
1Q17
1Q18
APAC
+14%
283
322
1Q17
1Q18
Global UHNW¹
+33%
179
238
1Q17
1Q18

UBS

Numbers in USDm and adjusted unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Represents sub-segment of UHNW clients managed in a dedicated global unit with 31.3.18 invested assets of CHF 611bn (USD 641bn)

5

Global WM – driving profitable growth

USD

14%
10-15%
PBT growth
6%
(1%)
12%
7%
FY15 FY16 FY17 1Q18 FY18 FY19 FY20

2-4%
NNM growth
2%
2%
2%
3%
FY15 FY16 FY17 1Q18 FY18 FY19 FY20

76%
76%
74%
73%
65-75%
C/I ratio
FY15 FY16 FY17 1Q18 FY18 FY19 FY20

First 80 days

- Integration of Latin American businesses
- Integration of business, support and control functions
- Established client strategy office
- Combining technology roadmaps
- Assessing long-term synergies

Management priorities 2018-2020

- Deliver global UHNW value proposition and capture growth potential especially in US, LatAm and APAC
- Continue to grow in APAC, especially China
- Enhance global delivery of differentiated intellectual capital and solutions
- Deliver operating leverage through:
  - Front-to-back efficiency improvements by streamlining middle- and back-office processes
  - Investments in technology to deliver "best of the best" for advisors and clients

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

6

UBS Group AG results (consolidated)

CHFm, except where indicated	FY17	1Q17	2Q17	3Q17	4Q17	1Q18
Total operating income	29,067	7,532	7,269	7,145	7,122	7,698
Total operating expenses	23,800	5,842	5,767	5,924	6,266	5,725
Profit before tax as reported	**5,268**	**1,690**	**1,502**	**1,221**	**855**	**1,973**
of which: net restructuring expenses treated as an adjustment item	(1,168)	(244)	(258)	(285)	(381)	(128)
of which: expenses from modification of terms for certain DCCP awards	(25)				(25)	
of which: net FX translation gains/(losses)	(22)		(22)			
of which: gains on sale of financial assets available for sale	136		107		29	
of which: gains/(losses) on sales of subsidiaries and businesses	153				153	
of which: credit related to changes to the Swiss pension plan						225
Adjusted profit before tax	**6,194**	**1,934**	**1,675**	**1,506**	**1,079**	**1,876**
of which: net provisions for litigation, regulatory and similar	(420)	(33)	(9)	(197)	(181)	11
of which: UK bank levy	(17)	25	46		(88)	
Tax expense/(benefit)	4,139	375	327	272	3,165	457
Net profit attributable to non-controlling interests	76	47	1	2	27	1
Net profit attributable to shareholders	**1,053**	**1,269**	**1,174**	**946**	**(2,336)**	**1,514**
Diluted EPS (CHF)	0.27	0.33	0.31	0.25	(0.63)	0.39
Adjusted return on tangible equity excl. deferred taxes and DTAs (%)[1]	13.8	17.4	15.9	13.3	8.6	17.8
Total book value per share (CHF)	13.76	14.45	13.92	14.39	13.76	13.62
Tangible book value per share (CHF)	12.04	12.71	12.25	12.67	12.04	11.97

UBS

Refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 14 of the 1Q18 report for more information

7

Global Wealth Management

Strong PBT growth, up 14% in USD

CHF / USD

Strong recurring fee momentum

CHFm
1Q17 PBT
1,050
Transaction-based income
6
Net interest income
50
Recurring net fee income
156
Other income / CLE
5
Costs
(140)
(41)
1Q18 PBT
1,126
+5% / +12% operating income
Incremental technology investments

Invested assets

bn
+6% / +12%
2,166
43
93
2,302
1Q17
NNM
Market, FX and other
1Q18
33.1% mandates¹ +140bps YoY

Loans

bn
+10% / 16%
156
18
(2)
172
1Q17
Volume
FX and other
1Q18

Efficiency and net margin

Net margin
20bps
19bps
74%
73%
Cost/income ratio
1Q17
1Q18

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Mandate and managed account penetration

8

Global Wealth Management – regional performance

	Americas[1] (CHF / USD)	EMEA	Asia Pacific	Switzerland
	6,956 advisors	1,764 advisors	1,077 advisors	731 advisors
PBT contribution[2] 1,126m	33% 377 / 400	26% 297	27% 303	16% 182
Cost/income ratio 73%[2]	84 84 83 85 83	67 66 64 67 68	54 61 64 67 55	56 54 54 57 56
Net new money 19bn[2]	2.3 (6.1) (2.8) (1.5) 7.1 / 7.5	12.2 2.5 0.5 4.3 4.8	5.8 9.6 2.8 10.1 6.0	0.8 1.7 2.4 1.2 1.6
Loans[3] 172bn	32% 54 / 57	22% 37	27% 46	20% 34
Invested assets[3] 2,302bn	52% 1,199 / 1,258	23% 522	16% 379	9% 199
Invested asset growth[4] Annualized quarterly growth rate[5] %	15 6 12 11 (2)	17 3 17 14 (8)	26 10 33 32 6	13 13 17 8 (8)
	1Q17 2Q17 3Q17 4Q17 **1Q18**	1Q17 2Q17 3Q17 4Q17 **1Q18**	1Q17 2Q17 3Q17 4Q17 **1Q18**	1Q17 2Q17 3Q17 4Q17 **1Q18**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Represents former WMA and former WM Latin America business; 2 1Q18; 3 As of 31.3.18; 4 In USD for Americas; 5 Excluding one-off acquisitions and disposals>1bn

9

Personal & Corporate Banking

Continued strong growth in transaction and recurring net fee income and NNBV

Net interest margin
bps
154
157
157
159
155
Profit before tax
m
437
379
436
428
393
Operating income
m
958
935
971
986
947
262
272
285
284
282
514
525
522
525
507
139
151
149
155
154
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Cost/income ratio
%
55
58
55
57
58
Operating expenses
m
521
556
534
557
553
248
256
253
280
280
62
78
71
91
62
211
223
210
186
212
Services (to)/from Corporate Center and other BDs
Personnel
G&A[1] and other[2]
1Q17
2Q17
3Q17
4Q17
1Q18

Operating income (1)%

Transaction-based income +8% on higher referral fees from GWM and FX transaction fees

Net interest income (1)% as higher results from deposits were offset by headwinds from low interest rates

Recurring net fee income +11% mainly on higher custody and mandate fees

Other income (19)m as 1Q17 included a 20m net gain on a mortgage portfolio sale

Credit loss expenses 13m vs. a net release of 7m in 1Q17; no significant impact from IFRS 9 in 1Q18

Operating expense +6%

Services to/from other BDs and CC +13% on higher technology and regulatory expenses

NNBV[3] growth 6.3%, 2nd best quarter since 2007

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 General and administrative expenses; 2 Depreciation and impairment of property, equipment and software as well as amortization and impairment of intangible assets; 3 Annualized net new business volume growth for personal banking

10

Asset Management

Continued strong net new money

Profit before tax
m
123
133
153
116
108
Operating income
m
450
26
423
479
36
443
494
38
456
469
27
442
441
14
427
Net management fees
Performance fees
Cost/income ratio
%
73
72
69
75
76
Operating expenses
m
327
114
53
160
346
105
47
193
340
113
48
179
353
120
65
169
333
112
46
175
Services (to)/from Corporate Center and other BDs
Personnel
G&A and other
Invested assets
End of period, bn
697
703
744
776
792
1Q17
2Q17
3Q17
4Q17
1Q18

Operating income (2)%

Net management fees +4m driven by higher invested assets, partly offset by sale of fund administration business in 4Q17

Performance fees (12)m on lower Real Estate & Private Market fees and O'Connor, partly offset by higher Hedge Fund Solutions income

Operating expenses +2% mainly on higher personnel expenses

NNM excluding money markets 26.6bn; 15% annualized growth rate

Invested assets up 14%

Net new money
bn
23
3
20
11
1
10
15
7
8
10
0
10
31
5
27
MM
Ex-MM
1Q17
2Q17
3Q17
4Q17
1Q18

UBS Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation 11

Investment Bank

Strong PBT growth, up 20% in USD; 25% return on attributed equity

CHF / USD

Profit before tax
m
+13%
558
419
352
168
629
Operating income
m
2,098
718
452
934
1,919
732
293
901
1,800
720
294
784
1,697
643
262
871
2,308
825
400
1,097
Corporate Client Solutions
Credit loss (expense)/recovery
Investor Client Services – FX, Rates and Credit
Investor Client Services – Equities
Cost/income ratio
%
73
78
81
86
72
Operating expenses
m
1,541
608
134
800
1,500
604
129
769
1,448
601
141
705
1,530
654
263
611
1,679
643
146
890
Services (to)/from Corporate Center and other BDs
G&A and other
Personnel
Return on attributed equity
%
24
18
15
7
25
1Q17
2Q17
3Q17
4Q17
1Q18

Operating income +10% / +17%

CCS +15% / +22% with strong ECM, DCM and Advisory

ICS +8% / +15%

ICS – Equities +17% / +25% with growth in all products and in all regions, as higher volatility drove client activity

ICS – FRC (11)% / (6)%, vs. a strong 1Q17; +53% QoQ

Operating expenses +9% / +15%

Personnel expenses +11% / +18% on higher variable compensation

CC-Services allocations +6% / +12% on higher costs for technology and risk control

RoAE 25%

RWA up 12bn QoQ to 87bn[1]

LRD down 7bn QoQ to 277bn[1]

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Includes RWA and LRD held by CC – Group ALM on behalf of the Investment Bank

12

Corporate Center

Profit before tax

1Q17
2Q17
3Q17
4Q17
1Q18
(234)
(269)
(479)
(607)
(380)

Corporate Center total (m)

Corporate Center results by unit (m)

	1Q17	2Q17	3Q17	4Q17	1Q18
Services					
Operating income	(18)	(20)	(70)	(46)	(38)
Operating expenses	189	117	322	114	110
o/w before allocations	*1,983*	*1,912*	*2,122*	*2,072*	*2,047*
o/w litigation-related expenses[1]	*(4)*	*0*	*247*	*(1)*	*(24)*
o/w net allocations	*(1,793)*	*(1,795)*	*(1,800)*	*(1,958)*	*(1,937)*
Profit before tax	**(207)**	**(137)**	**(392)**	**(159)**	**(147)**
Group Asset and Liability Management					
Operating income	65	(72)	(49)	(197)	(204)
o/w risk management net income after allocations[2]	*42*	*(33)*	*(44)*	*(144)*	*(169)*
o/w accounting asymmetries related to economic hedges[3]	*22*	*(47)*	*8*	*(45)*	*9*
o/w hedge accounting ineffectiveness	*(7)*	*14*	*(12)*	*(7)*	*(29)*
o/w other	*8*	*(7)*	*(1)*	*(1)*	*(14)*
Operating expenses	2	9	17	16	18
Profit before tax	**63**	**(81)**	**(66)**	**(213)**	**(222)**
Non-core and Legacy Portfolio					
Operating income	0	(16)	32	(38)	49
Operating expenses	91	35	53	197	60
o/w litigation-related expenses[1]	*1*	*(34)*	*(25)*	*109*	*(16)*
Profit before tax	**(91)**	**(51)**	**(21)**	**(235)**	**(11)**

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Expenses for provisions for litigation, regulatory and similar matters. Not allocated to business divisions; 2 Expected to average ~(100)m per quarter under current market conditions; 3 Expected to mean-revert to zero over time

13

Workforce management

Insourcing roles to improve efficiency and effectiveness

UBS Group
Headcount
1Q18 vs. 3Q17
87,146
86,743
86,564
(582)
26,350
25,490
24,027
(2,323)
60,796
61,253
62,537
+1,741
3Q17
4Q17
1Q18

Corporate Center – Services
Headcount
1Q18 vs. 3Q17
48,892
48,570
48,072
(820)
23,749
22,947
21,506
(2,243)
25,143
25,623
26,566
+1,423
3Q17
4Q17
1Q18

Internal staff External staff

UBS

14

Corporate Center – Group ALM

Revenues affected by adverse market conditions

	1Q17	1Q18	YoY	
Operating income	65	(204)	*(269)*	
o/w business division-aligned risk management	209	130	*(79)*	Fully allocated
o/w capital investment and issuance	(35)	(69)	*(34)*	
o/w group structural risk management	(43)	(249)	*(206)*	Partially allocated
o/w allocated	86	80	*(6)*	
o/w risk management net income after allocations[1]	42	(169)	*(211)*	
o/w non-allocated revenues[2]	23	(34)	*(57)*	Not allocated
Operating expenses	2	18	*16*	
Profit before tax	**63**	**(222)**	***(285)***	

42
1Q17: ~80 gain
1Q18: ~40 loss
~(120)
(37)
~(50)
(6)
(169)
1Q17
MtM P&L from changes in US Treasury-OIS spreads
Reclassification of FX hedging costs[3]
Higher costs of centrally managing liquidity and funding portfolios
Allocations to BDs and other CC units based on risk consumption
1Q18

UBS

Numbers in CHFm and adjusted unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 Expected to average ~(100)m per quarter under current market conditions; 2 Includes accounting asymmetries which are expected to mean-revert to zero over time, hedge accounting ineffectiveness and other: 3 These costs were previously recorded in accounting asymmetries related to economic hedges. 1Q17: (29)m

15

RWA 1Q18

RWA mostly driven by significant market volatility, regulatory-related and client demand

237
6
Credit risk: 3[1]
Market risk: 3[2]
4[3]
IB: 3
GWM: 2
7
Driven by VaR and stressed VaR
(1)
254
31.12.17
Regulatory, methodology and model updates/changes
Credit risk - business drivers
Market risk - business drivers
FX and other
31.3.18

Expected regulatory-related RWA increases of ~11bn for the remainder of 2018, of which ~4bn in 2Q18

UBS

Numbers in CHFbn unless otherwise indicated; refer to slide 28 for details on Basel III numbers and FX rates in this presentation. Refer to the "Capital management" section of the 1Q18 report and the "Capital management" section of the 2017 Annual Report for more information.
1 Including methodology and policy changes, model updates/changes and regulatory add-ons; increase mainly relates to the implementation of revised probability of default and loss given default models; 2 Regulatory add-ons; increase mainly relates to the phasing in of changes to the risks-not-in-VaR framework;
3 GWM 1.8, P&C (0.4), AM 0.1, IB 3.1, CC (0.5)

16

Capital and leverage ratios

Operating at ~13% CET1 capital ratio and ~3.7% CET1 leverage ratio

Loss-absorbing capacity

bn
Total loss-absorbing capacity (TLAC)
Gone concern loss-absorbing capacity
AT1
Going concern capital
CET1
73.6
33.3
9.0
31.3
79.2
35.2
10.9
33.2
31.3.17
31.3.18

Capital ratio

%
TLAC requirement with 2017 rebate[1]
Going concern requirement[2]
CET1 requirement[2]
33.2
15.0
4.1
14.1
31.2
13.9
4.3
13.1
1.1.20 Capital ratio requirements
26.6%
14.3%
10.0%
31.3.17
31.3.18
RWA (bn)
222
254

Leverage ratio

%
1.1.20 Leverage ratio requirements
9.3%
5.0%
3.5%
8.36
3.78
1.02
3.55
8.98
3.99
1.23
3.76
31.3.17
31.3.18
LRD (bn)
881
882

Numbers in CHF unless otherwise indicated; refer to slide 28 for details on Basel III numbers and FX rates in this presentation. Refer to the "Capital management" section of the 1Q18 report and the "Capital management" section of the 2017 Annual Report for more information.

1 Gone concern requirement of 5% of LRD subject to a rebate of up to 2% of LRD based on improved resolvability. FINMA granted a rebate on the gone concern requirement of 35% of the aforementioned maximum rebate in 2017, which resulted in a reduction of 2.0 percentage points for the RWA-based requirement and 0.7 percentage points for the LRD-based requirement. As we complete additional measures to improve the resolvability of the Group, we expect to qualify for a larger rebate and therefore aim to operate with a gone concern ratio of less than 4% of LRD by 1.1.20; 2 Excludes the effect of countercyclical buffers for capital ratio

UBS

17

Global Wealth Management

PBT up 14% in USD; record PBT in APAC and the Americas[1]

CHF / USD

Net margin
bps
20
19
19
17
19
Profit before tax
m
1,050
1,013
1,041
976
1,126
Operating income
m
3,979
874
968
2,128
3,959
796
986
2,164
3,967
709
1,015
2,221
4,068
720
1,055
2,283
4,195
880
1,018
2,283
79%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Cost/income ratio
%
74
74
74
76
73
Operating expenses
m
2,929
775
276
1,876
2,946
780
300
1,866
2,926
780
290
1,857
3,092
854
351
1,888
3,069
858
291
1,920
Services (to)/from Corporate Center and other BDs
Personnel
G&A and other
Invested assets and loans
End of period, bn
2,166
156
2,149
158
2,251
162
2,343
168
2,302
172
Invested assets
Loans
1Q17
2Q17
3Q17
4Q17
1Q18

PBT +7% / +14% with record PBT in the Americas[1] and APAC

<u>Operating income +5% / +12%</u>

Recurring net fee income +7%, mainly due to a higher invested asset base

Net interest income +5% on better loan and deposit results

Transaction-based income +1%, as strong first two months of the year were followed by a softer March

<u>Operating expenses +5% / +11%</u>

Personnel expenses +2% as lower EFL-related costs largely offset higher grid-based compensation

CC-Services costs +11% reflecting higher technology, risk and regulatory expenses

Net new money 19bn, 3.2% annualized growth

Invested assets +6%; 33.1% mandate penetration, up 140bps

UBS

Numbers in CHF and adjusted unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation
1 In USD

19

Invested assets composition

Global Wealth Management

%

Other[1]
11
Mutual funds
30
Cash & MM instruments[2]
12
Bonds
14
Equities
33
10
Other
2
GBP
8
CHF
11
EUR
69
USD
Asset class
Currency

Asset Management

%

Hedge Fund Businesses, Real Estate & Private Markets
15
Multi Assets & Solutions
16
Fixed Income
30
Equities
39
12
Other
6
GBP
14
CHF
24
EUR
44
USD
Asset class
Currency

UBS

1 Mainly alternative investments and structured products; 2 Including fiduciary investments

20

Revenue and expenses currency mix

Operating income
%
Other
EUR
USD
CHF
11
9
71
10
2
4
94
15
12
36
37
22
12
60
5
13
9
57
21
GWM
P&C
AM
IB
Group

Operating expenses
%
Other
EUR
USD
CHF
15
4
55
26
7
1
6
86
21
4
32
42
51
2
30
17
25
3
41
31
GWM
P&C
AM
IB
Group

UBS Currency distribution based on EUR/CHF 1.17 and USD/CHF 0.97; business division contributions to Group based on analyst consensus excluding litigation

21

3y US Treasury yield vs. overnight index swap rate

CC – Group ALM results affected by mark-to-market moves in hedged HQLA vs. OIS

1Q17: (14)bps
1Q18: +4bps
25 bps
20 bps
15 bps
10 bps
5 bps
0 bps
(5) bps
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18

UBS

Source: Reuters Eikon

22

CET1 capital and IFRS equity

CET1 capital
bn
31.3
3.6
(0.6)
(0.1)
0.0
0.2
(1.7)4
32.7
(0.3)
2.0
(0.2)
(0.1)
0.0
(0.1)
(0.8)4
33.2
+0.5
IFRS equity attributable to shareholders
bn
53.7
3.6
(0.6) Current tax expense
(3.1) Deferred tax expense
(3.8)
(0.2)
(0.4)
0.2
(1.9)5
51.2
(0.6)
2.0
(0.5)
(0.4)
(0.5)
(0.1)
0.1
51.26
+0.0
31.3.17
PBT1
Tax expense2
FCT3
Cash flow hedges
Defined benefit plans
Other
31.12.17
IFRS 9 and IFRS 15 transition
PBT1
Tax expense2
FCT3
Cash flow hedges
Defined benefit plans
Other
31.3.18

UBS

Numbers in CHF unless otherwise indicated; refer to slide 28 for details on Basel III numbers and FX rates in this presentation. Refer to the "Capital management" section of the 1Q18 report and the "Capital management" section of the 2017 Annual Report for more information.

1 Operating profit before tax (reported); 2 Only current tax expense is relevant for CET1 capital; deferred tax expense does not currently reduce CET1 capital; 3 Foreign currency translation effects; 4 Including accruals for dividends to shareholders; 5 Includes 2,229m dividend payment in 2Q17; 6 IFRS equity attributable to shareholders will be reduced by ~2.4bn upon payment of the proposed dividend of 0.65 CHF per share in 2Q18. Expected key dates for the dividend for FY17: AGM 3.5.17, ex-dividend date 7.5.18, record date 8.5.18, payment date 9.5.18

23

Swiss SRB leverage ratio requirements

UBS leverage ratio balance[1]

%

TLAC-eligible senior unsecured debt[2]
Tier 2[3] grandfathered
AT1[4] including grandfathered
Low-trigger Tier 1[5]
High-trigger Tier 1
CET1
2.82
0.96
0.26
0.76
3.55
3.07
0.91
0.27
0.97
3.76
5.9
31.3.17
31.3.18
LRD bn
881
882

1.1.20 requirements

%

2.0
3.0
3.5
5.0
1.1.20

TLAC-eligible debt

- 3.07% (27.1bn) UBS Group AG TLAC bonds[2]
- 5% gone concern requirement subject to a rebate of up to 2% of LRD based on improved resolvability
  - FINMA granted a rebate on the gone concern requirement of 35% of the maximum rebate in 2017, which resulted in a reduction of 0.7 percentage points for the LRD-based requirement
  - As we complete additional measures to improve the resolvability of the Group, we expect to qualify for a larger rebate and therefore aim to operate with a gone concern ratio of less than 4% of LRD by 1.1.20

AT1 capital[4]

- 1.23% (10.9bn) comprising 8.5bn existing high-trigger AT1, of which 1.6bn employee deferred contingent capital plan (DCCP), and 2.3bn grandfathered low-trigger AT1[5]
- 2.15% (18.9bn) when including 8.1bn grandfathered T2[3] which may be replaced with UBS Group AG issuance of high-trigger AT1

CET1 capital

- 3.76% (33.2bn) CET1 ratio

Numbers in CHF unless otherwise indicated; refer to slide 28 for details on Basel III numbers and FX rates in this presentation

1 Based on fully applied Swiss SRB LRD and fully applied CET1, AT1, T2 capital and TLAC-eligible senior unsecured debt; 2 Also includes non-Basel III-compliant tier 2 capital which qualifies as gone concern instruments until one year prior to maturity, with a haircut of 50% applied to the last year of eligibility; 3 Tier 2 instruments can be counted towards going concern capital up to the earliest of their maturity or first call date or 31.12.19. From 1.1.20, these instruments are eligible to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied to the last year of eligibility. As of 31.3.18, 6.6bn of low-trigger T2 has a first call and maturity date after 31.12.19; 4 Going concern requirement can be met with a minimum of 3.5% CET1 capital and a maximum of 1.5% high-trigger AT1 capital. Any going concern-eligible capital above this limit can be counted towards the gone concern requirement. Where low-trigger AT1 or T2 instruments are used to meet the gone concern requirements, such requirement may be reduced by up to 1% for the LRD-based ratio; 5 Low-trigger AT1 instruments can be counted towards going concern capital up to the first call date, even if the first call date is after 31.12.19

UBS

24

Regional performance

		Americas		Asia Pacific		EMEA		Switzerland		Global		Total	
		1Q17	1Q18	1Q17	1Q18	1Q17	1Q18	1Q17	1Q18	1Q17	1Q18	1Q17	1Q18
Operating income	GWM	2.1	2.2	0.6	0.7	0.9	0.9	0.4	0.4	(0.0)	(0.0)	4.0	4.2
	P&C	-	-	-	-	-	-	1.0	0.9	-	-	1.0	0.9
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	(0.0)	(0.0)	0.4	0.4
	IB	0.8	0.8	0.5	0.7	0.6	0.6	0.2	0.2	(0.0)	(0.0)	2.1	2.3
	CC	-	-	-	-	-	-	-	-	0.0	(0.2)	0.0	(0.2)
	Group	**3.0**	**3.1**	**1.2**	**1.5**	**1.6**	**1.6**	**1.7**	**1.7**	**(0.0)**	**(0.3)**	**7.5**	**7.7**
Operating expenses	GWM	1.8	1.8	0.3	0.4	0.6	0.6	0.2	0.2	0.0	0.0	2.9	3.1
	P&C	-	-	-	-	-	-	0.5	0.6	-	-	0.5	0.6
	AM	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.3	0.3
	IB	0.5	0.6	0.4	0.4	0.5	0.5	0.1	0.1	0.0	0.0	1.5	1.7
	CC	-	-	-	-	-	-	-	-	0.3	0.2	0.3	0.2
	Group	**2.4**	**2.5**	**0.8**	**0.9**	**1.1**	**1.2**	**1.0**	**1.0**	**0.3**	**0.2**	**5.6**	**5.8**
Profit before tax	GWM	0.3	0.4	0.3	0.3	0.3	0.3	0.2	0.2	(0.0)	(0.0)	1.1	1.1
	P&C	-	-	-	-	-	-	0.4	0.4	-	-	0.4	0.4
	AM	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	(0.0)	(0.0)	0.1	0.1
	IB	0.3	0.2	0.1	0.3	0.1	0.1	0.1	0.1	(0.0)	(0.1)	0.6	0.6
	CC	-	-	-	-	-	-	-	-	(0.2)	(0.4)	(0.2)	(0.4)
	Group	**0.6**	**0.6**	**0.4**	**0.6**	**0.4**	**0.4**	**0.8**	**0.7**	**(0.3)**	**(0.5)**	**1.9**	**1.9**

Numbers in CHFbn and adjusted unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to Non-core and Legacy Portfolio, certain litigation expenses and other items, are managed at the Group level, and are included in the Global column.

UBS

25

Adjusted results

Adjusting items		FY17	1Q17	2Q17	3Q17	4Q17	1Q18
m							
Operating income as reported (Group)		**29,067**	**7,532**	**7,269**	**7,145**	**7,122**	**7,698**
of which:							
Gains on sale of financial assets available for sale	IB	136		107		29	
Gains/(losses) on sales of subsidiaries and businesses	AM	153				153	
Net FX translation gains/(losses)	CC - Group ALM	(22)		(22)			
Operating income adjusted (Group)		**28,800**	**7,532**	**7,184**	**7,145**	**6,940**	**7,698**
Operating expenses as reported (Group)		**23,800**	**5,842**	**5,767**	**5,924**	**6,266**	**5,725**
of which:							
Net restructuring expenses	GWM	576	110	134	139	194	59
	P&C	103	19	23	25	36	10
	AM	100	20	23	26	31	11
	IB	359	78	75	83	123	45
	CC - Services	19	15		9	(4)	2
	CC - Group ALM	4		1	1	1	1
	CC - NCL[1]	6	2	2	1	1	1
	Group	1,168	244	258	285	381	128
Expenses from modification of of terms for certain DCCP awards	IB	25				25	
Credit related to changes to the Swiss pension plan	Group						(225)
Operating expenses adjusted (Group)		**22,607**	**5,598**	**5,509**	**5,639**	**5,860**	**5,822**
Operating profit/(loss) before tax as reported		**5,268**	**1,690**	**1,502**	**1,221**	**855**	**1,973**
Operating profit/(loss) before tax adjusted		**6,194**	**1,934**	**1,675**	**1,506**	**1,079**	**1,876**

UBS Numbers in CHF unless otherwise indicated; refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation

26

Performance targets and capital guidance 2018–2020

	Cost/income ratio[1]	Profitability & growth[1]	Capital & resource guidance
Group	<75%	~15% RoTE[2] excl. DTAs	~13% fully applied CET1 capital ratio ~3.7% fully applied CET1 leverage ratio
Global Wealth Management	65-75%	10-15% PBT growth[3] 2-4% NNM growth	
Personal & Corporate Banking	50-60%	1-4% net new business volume (personal banking) 150-165bps net interest margin	
Asset Management	60-70%	~10% PBT growth[3] 3-5% NNM growth excl. money market flows	
Investment Bank	70-80%	>15% RoAE[4]	RWA and LRD ~1/3 of Group[5]

UBS

Refer to slide 28 for details on adjusted numbers, Basel III numbers and FX rates in this presentation 1 Annual targets; cost/income ratio, PBT growth and return targets are on an adjusted basis; 2 Return on tangible equity; 3 Over the cycle; 4 Return on attributed equity; 5 Including RWA and LRD directly associated with activity that Corporate Center – Group ALM manages centrally on the Investment Bank's behalf; proportion may fluctuate around this level due to factors such as equity market levels and FX rates

27

Important information related to this presentation

Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB framework that became effective on 1 July 2016, unless otherwise stated.

Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III.

Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB rules, unless otherwise stated. Refer to the "Capital management" section in the 1Q18 report for more information.

Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs.

Rounding
Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes and adjusted results are no longer calculated on the basis of rounded figures displayed in the tables and text. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables
Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS

28

First quarter 2018  results

23 April 2018

Speeches by  Sergio  P.  Ermotti, Group  Chief  Executive  Officer  and  Kirt  Gardner, Group  Chief  Financial  Officer

Sergio P.  Ermotti

Slide 1 – Cautionary statement

Thank you, Caroline. Good morning everyone.

Slide 2 – Net profit +19% YoY to 1.5bn

We started 2018 on a positive note with strong net profit growth, higher returns, and a strong capital position. The quarter turned out to be a tale of two halves, with an exuberant start in January that went well beyond typical seasonality, followed by a more muted finish.

Once again, our results showed the power of our diversified business, with strong divisional results in the Investment Bank and Global Wealth Management, and strong regional performances in the Americas and Asia Pacific. Net profit increased by 19% to over 1.5 billion francs and we reported nearly 2 billion francs in pre-tax profit. Our adjusted return on tangible equity ex-DTAs reached a three-year high of almost 18%.

The CET1 leverage ratio, which we currently view as our binding constraint, increased to 3.76%. As anticipated, our CET1 capital ratio is strong at 13.1% and our loss absorbing capacity remained around 80 billion francs.

Slide 3 – Very strong underlying operating performance

Our excellent headline earnings went hand in hand with very strong underlying operating performance, which improved by 20%, or 27% in US dollars – all while continuing to invest for growth and efficiency. Bear in mind that all of our businesses are affected by continued headwinds from higher funding and Swiss franc and euro interest rates.

Slide 4 – 1Q18 highlights and strategic priorities

There are a few highlights of our first quarter performance I'd like to draw out.

Global Wealth Management delivered growth across all revenue lines and in all regions. Adjusted pre-tax profit increased 14% in dollars, which I will come back to shortly.

Our Swiss Personal & Corporate business delivered strong underlying results increasing transaction-based and recurring fee income, amid persistent headwinds from low interest rates. I'm also pleased about the continued good net new business volume growth.

With over 30 billion in inflows, Asset Management had another very strong net new money quarter and its invested assets reached a decade-high.

The IB delivered a strong 25% return on attributable equity. The result demonstrates that we are very competitive in all market conditions. The best performances came from our traditional areas of strength: Equities and Corporate Client Solutions, while FRC recovered from last year's challenging second half.

Our businesses' strong performance was partially offset by Group Asset and Liability Management results, which were affected by the widening of US Treasury–OIS spreads on our HQLA, which we report through the P&L rather than OCI, like many of our peers. These market factors are most likely temporary, but we also saw the higher funding costs we have highlighted in the past, and these are likely to remain elevated. Kirt will explain the details later.

Throughout the quarter we continued to invest in technology. In line with our earlier announcement, our spend increased by over 100 million francs year on year.

We also completed the processes necessary to launch our 3 year buyback program, so we will start buying this quarter, with a target of 550 million for the year.

Slide 5 – Global WM – Unique strategic growth drivers

As I mentioned earlier, Global Wealth Management had an excellent first quarter. The results were driven by particularly strong performances in our areas of strategic focus. The Americas and APAC saw double-digit growth to record levels, underlining our unique positioning in these large and fast growing markets. In addition, profit from our unrivaled global Ultra High Net Worth business grew by a third.

Slide 6 – Global WM – driving profitable growth

As well as our strong pre-tax growth, we also saw good momentum in net new money and our cost/income ratio improved. In addition we delivered a further increase in mandate penetration and growth in loans. So overall, we're in a great position to sustain high quality, long-term growth.

We are also pleased with the progress we are making in creating a new organization. In the first 80 days, our focus was on aligning support and control functions, establishing a more global Ultra High Net Worth organization, redesigning our operations in Latin America and streamlining marketing to further increase client acquisition and retention, just to name a few examples. We are also combining technology roadmaps to deliver the best global solutions for our clients, where possible and economically sensible.

There are a number of other areas that we're looking at to support our priorities over the next few years. In a nutshell, with more [efficient] resource usage and by globalizing best in class processes, products and services, we will support the strong growth expectations we have for the business.

So to conclude, I'm very pleased with the first quarter. The business is in good shape. Looking ahead, our momentum is positive. We expect the strengths of our balanced business model to remain evident in the second quarter's performance.

So with this, I'd like to hand over to Kirt.

Kirt Gardner

Thank you, Sergio.  Good morning everyone.

Slide 7 – UBS Group AG results (consolidated)

As usual, my comments will compare year-on-year quarters and reference adjusted results unless otherwise stated.

We have adjusted for restructuring expenses of 128 million that relate to our legacy cost reduction programs.  In principle, we are not expecting to make adjustments for restructuring expenses related to new cost initiatives.  And as you know, we expect our reported and adjusted results to gradually converge, with restructuring cost adjustments declining to about half a billion this year and under 200 million next year.

As of Jan 1st, we adopted IFRS 9, which substantially changes how we calculate credit losses, and classify and measure financial assets.  This has resulted in a reduction in our IFRS equity of about 600 million and 300 million in our CET1 capital.

Our taxes this quarter include a 13 million provision for BEAT effects, in line with the 60 million potential impact for 2018 that I referenced last quarter.  We are working to mitigate these effects.

Slide 8 – Global Wealth Management

This is the first quarter we've reported results for our combined Global Wealth Management division.  I will refer to US dollars, given how significant the foreign currency translation movement was for the business, with roughly 70% of invested assets and revenues based in dollars, as you clearly see on slide 21.

PBT was up a very strong 14%.  Our performance was high quality and broad-based, as we saw growth in all regions and all revenue lines, another quarter of loan growth, record mandate penetration, and positive net new money in all regions.

Operating income rose 12%.  Recurring net fee income was up 14%, benefiting from higher invested assets and record mandate penetration, which stands at one-third of our invested assets.  It is the first time in two years that we’ve seen growth in recurring fee income outstrip invested assets, as we have put the cross-border effects substantially behind us.

Net interest income improved 11%, on net interest margin and 16% higher loan balances, partly offset by lower net interest from Group ALM, which I'll come to later.

Transaction-based income was 7% higher.  We saw increases in all regions outside of the Americas, which had a strong first quarter last year.

Costs increased by 11%, partly on better revenues, but also on higher IT investments, mostly related to migrating our international businesses onto one platform and launching a new digital offering in the Americas, as well as higher regulatory costs.

Despite this, the cost/income ratio improved, in part as we are benefiting from the changes we have made in our Americas' operating model in 2016, and we're confident that we'll see continued efficiency improvements.

Slide 9 – Global Wealth Management – regional performance

The regional split on this slide reflects how Global Wealth Management is managed.  I just want to pick out a few highlights here.

We've had record profits in the Americas with a 19% increase.  Reducing our reliance on recruiting, while focusing on retention and productivity, is clearly paying off.  We saw a 150 million annualized reduction in costs related to recruitment loans versus a year ago.  And FA compensation was up in line with revenues, and as we have fully absorbed the increase in pay grids related to our new operating model.

We are also seeing results in our net new money, where same store advisors delivered a record 11 billion.  In the second quarter, we’re anticipating the typical seasonal outflows for tax payments in the US, which were in the 3 to 4 billion range in previous second quarters.

Our investment in the munis space is showing promising results, as year-to-date sales increased five-fold, along with a significant improvement in our league table position.

APAC profits also reached a new high, up 14%, with record transaction revenues, continued strong mandate sales, and lending growth.  We further strengthened our #1 leadership position in Asia as measured by invested assets, where we are 50% larger than the #2 player.  Not only that, we delivered higher 1-year and 5-year growth in invested assets than the next 3 competitors.

With cross-border effects largely behind us, we see strong momentum in EMEA that should drive QoQ growth going forward.  Loans are up 16% year-on-year, net new money was nearly 5 billion, a 4% annualized growth rate, and we had double-digit transaction-based income growth.

We are also pleased with our consistent performance in Switzerland, where net new money growth was 3% on an annualized basis, and PBT was up a very strong 8% in francs.

In short, a very strong, well-balanced performance for our Global Wealth Management, with positive momentum.

Slide 10 – Personal & Corporate Banking

Personal and Corporate PBT was 393 million Swiss francs, a very solid result, including a number of one-off effects.

We continued to see very strong growth in recurring net fees and transaction-based income on higher referral, FX, custody and mandate fees.  Net interest income decreased only slightly, as increased deposit revenues were more than offset by lower GALM allocations, which again, I'll come back to later.

Other income was about 20 million lower, as we booked a one-time gain of 20 million related to the sale of a mortgage portfolio in first quarter '17.  Credit loss expense increased by 20 million year over year, as we had a net recovery of 7 million last year versus a build of 13 million in 1Q18.  The implementation of IFRS 9 had a minimal impact on provisions for the quarter.

As mentioned last year, we initiated a multi-year program to digitize our Swiss universal bank and expect to see elevated technology investments as a result, with both revenue and cost benefits beginning to accrue in 2019.

Net new business volume growth was very strong at 6.3%, the second best quarter since 2007.

Slide 11 – Asset Management

PBT for Asset Management was 108 million, with the decrease from last year primarily reflecting the sale of our fund administration business in Q4, which contributed around 10 million of profits per quarter.  Operating income reflects higher management fees on higher average invested assets, offset by lower performance fees.

Expenses increased on higher personnel costs related to variable compensation accounting.

Once again, Asset Management recorded excellent net new money of 27 billion excluding money markets.  At 792 billion, invested assets were at the highest level we’ve seen for a decade.

Absent any one-time items, we expect PBT to trend around current levels for the next few quarters.

Slide 12 – Investment Bank

Our Investment Bank delivered an excellent quarter, with 20% PBT growth in dollars, a cost/income of 72%, and return on attributed equity of 25%.  As with GWM, I'll refer to dollar growth rates.

On a regional basis, we had particularly strong performance in Asia Pacific, where profits more than doubled.

Corporate Client Solutions was up 22%, with strong performance across ECM, DCM, and Advisory, where the global M&A fee pool was down.

Within ICS, Equities increased 25%, with higher revenues across all regions and products, but mostly in Derivatives.  This doesn't include corporate derivatives, which we report in CCS.  If we were to report them in Equities, like many of our peers do, growth would have been an even stronger 32%.  FRC, at 400 million francs, was down from a strong first quarter last year, but recovered from the latter half of 2017.

Costs were up 15%, mostly on higher variable comp, as well as IT investments and regulatory expenses.

Risk-weighted assets increased from the prior quarter, mainly as the spikes in volatility in February led to increased market risk RWA, although from historically low levels.  Without any major volatility spikes, we expect market risk RWA to come down.

We keep investing for growth, while managing costs and resources prudently.  To name a few examples, we have created scope to grow our M&A business, particularly in the US.  In FX, investments into our e-trading platform last year have benefited our clients and we have captured increased volumes.  In Equities, we continue to invest in electronic execution.  Our goal remains to be the best Investment Bank, not the biggest, by focusing on these areas where we choose to compete, and by delivering sustainable performance over the cycle.

Slide 13 – Corporate Center

The Corporate Center loss before tax was 380 million.  Services’ PBT improved by 60 million and Group ALM posted a 222 million loss.

Non-core and Legacy Portfolio posted a small loss of 11 million, helped by small one-off items, and its LRD is now down to just 13 billion.

Slide 14 – Workforce management

In the past six months, we have insourced around two thousand jobs, mostly contractors in technology, with the primary objective of improving effectiveness and efficiency.  Overall, we've reduced our total workforce by nearly 600.

Looking at costs more generally, we have commenced a number of programs to support improved operating leverage.  Aside from general hygiene around headcount, consulting, recruitment and contractor spend, we are more closely aligning Corporate Center with the business divisions they support, and I’ve created a new team to drive ongoing Group cost management and efficiency.  All of this gives us confidence we can take our Group cost/income ratio below 75%.

Slide 15 – Corporate Center – Group ALM

Group Asset and Liability Management results are under pressure from a combination of market and previously highlighted regulatory factors, including the build-out of our legal entity structure.

Revenue lines that are fully allocated to the businesses declined 113 million year-on-year, impacting their net interest income.  This was driven by factors we've previously highlighted, such as persistently low or negative interest rates and higher volumes of AT1 and TLAC.  In addition, a portfolio of interest rate hedges that expired in 4Q17, contributed to lower banking book income.

We saw a 120 million year-on-year negative variance due to Treasury / OIS basis movements, as you can see on slide 22 in the appendix.  During the quarter, the widening of this basis resulted in a roughly 40 million loss reflected in our P&L on our portfolio of US Treasuries that are hedged by OIS instruments.  During the first quarter '17, we saw the opposite effect, leading to an 80 million gain.  Banks that account for any mark-to-market gains or losses on HQLA through OCI see a direct impact on shareholders' equity, bypassing the P&L, especially to the extent that their HQLA portfolios are unhedged in whole or in part.

Apart from this effect, we also saw an incremental 85 million of losses retained in GALM.  Firstly, interest rate expense of 37 million related to FX hedging was reclassified from accounting asymmetries to risk management net income.  Secondly, the remainder is driven by increased levels of long-term funding and HQLA held by GALM in response to the build-out of our legal entity structure to meet regulatory requirements, while the business divisions are consuming less.

Given current market conditions and financial resource consumption, we expect that our retained Group ALM negative income will be around 100 million per quarter for the remainder of the year.  We are planning and executing a number of optimization actions with the aim of bringing us back towards the negative 50 million a quarter.

Slide 16 – RWA 1Q18

Our risk-weighted assets grew by 16 billion in the quarter to 254 billion.

We had flagged increases in credit and market risk RWA related to the regulatory and methodology changes we expected for the quarter.

As I previously mentioned, the largest increase came from IB Equities market risk.

Of the roughly 11 billion RWA increase we expect from regulatory changes over the next 3 quarters, about 4 billion will come in the second quarter.

Slide 17 – Capital and leverage ratios (fully applied)

Our capital position remains very strong, with TLAC above 79 billion, and our CET1 ratios are comfortably above the 2020 requirements.

Year-over-year, we kept our LRD flat, while increasing CET1 capital by 1.8 billion, which drove the improvement to a 3.76% CET1 leverage ratio.

To wrap up, 2018 started well, the business has good momentum and we are in good shape to deliver on our financial targets.

With that, Sergio and I will open up for questions.

Cautionary statement regarding forward-looking statements: This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters, including from changes to US taxation under the Tax Cuts and Jobs Act; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2017. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Disclaimer: This document and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's Annual Report on Form 20-F for the year ended 31 December 2017. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Use of adjusted numbers

Unless otherwise indicated, “adjusted” figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to pages 7-8 of the 1Q18 report which is available in the section "Quarterly reporting" at www.ubs.com/investors for an overview of adjusted numbers.

If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying an indicative tax rate.
Refer to page 14 of the 1Q18 report for more information.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi_____________ ____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly________________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi____________ ____

Name:  Ella Campi

Title:    Executive Director

Date:  April 23, 2018